UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Appointment of Mr. Shalom Shlomo to ICL’s Board of Directors

Item 1

Appointment of Mr. Shalom Shlomo to ICL’s Board of Directors

The Company hereby reports that the ICL Board of Directors has appointed Mr. Shalom Shlomo to the Board of Directors, effective as of January 1, 2024, to serve until the next annual general meeting of shareholders of the Company.

Mr. Shlomo has over twenty years of experience in various leading positions in the public and private sectors. As of today, Mr. Shlomo serves as the chairman of the Haim Avshalom Institute, since May 2023, and as a director of Ashdod Refinery Ltd., an Israeli public company, since August 2023. As part of his positions in the private sector, Mr. Shlomo provided consulting services to Israeli energy, infrastructure and telecommunications companies, among others. In addition, Mr. Shlomo served in various senior positions in the public sector, including as the Israeli Government Secretary from June 2021 until January 2023. Mr. Shlomo holds an LLB degree in law from the Israeli Academic Center for Law and Business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: December 14, 2023